Exhibit 1

This announcement is not an offer of securities in the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Havas does not intend to register any portion of the offer in the United States or to conduct a public offering of securities in the United States.

The rights and shares have only been offered to (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") and other persons falling within Article 49(2) of the Order (all such persons together being referred to as "relevant persons"). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares, will be engaged in only with, relevant persons.


[logo} HAVAS
[GRAPHIC OMITTED]


                                                      Suresnes, October 15, 2004
                                                      7.30 a.m.


PRESS RELEASE



                           SUCCESSFUL CAPITAL INCREASE

                           o    NEARLY 5 TIMES OVERSUBSCRIBED
                           o    (euro) 404 MILLION RAISED

Havas announces the success of its capital increase with preferential subscription rights, launched on September 17, of (euro) 404 million corresponding to the issue of approximately 122.5 million shares.

The 119.5 million shares subscribed by virtue of the rights entitlement accounted for close to 98% of the offer. Further subscriptions, subject to reduction of entitlement, were submitted for over 475.5 million additional shares and will be served with the remaining approximately 3.0 million shares available.

The capital increase has therefore been oversubscribed nearly five times.

The total number of Havas shares will be increased to approximately 428.8 million on October 19, 2004 when the new shares are settled and delivered.

Havas will now have one of the lowest net debt ratios in the sector.

When commenting the outcome of the issue, Chairman and CEO Alain de Pouzilhac declared: "This broad-based support from our shareholders and the good performance of our share price throughout the offering bear witness to the confidence in our group and its strategy.

With the significant and rapid turnaround of our results, the excellent new business and strengthened financial structure, Havas has reasserted its competitiveness and its ambitions for the future".


2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 80 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 122 087 611,20 euros - 335 480 265 RCS Nanterre - APE 744 B


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

About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 88 countries through its networks of agencies located in 45 countries and contractual affiliations with agencies in 43 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 15,000 people.

Further information about Havas is available on the company's website: www.havas.com

Contacts :

Communications:                                     Peggy Nahmany
                                                    Tel: +33 (0)1 58 47 90 73
                                                    peggy.nahmany@havas.com

                                                    Veronique Ogge
                                                    Tel: +33 (0)1 53 70 74 68
                                                    vogge@image7.fr

Investor Relations:                                 Virginia Jeanson
                                                    Tel: +33 (0)1 58 47 91 34
                                                    virginia.jeanson@havas.com

                                                    Catherine Francois
                                                    Tel: +33 (0)1 58 47 91 35
                                                    catherine.francois@havas.com

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.


2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 80 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 122 087 611,20 euros - 335 480 265 RCS Nanterre - APE 744 B


Stabilisation/FSA                                                              2